

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2012

Via E-mail
L. William Caraccio, Esq.
Vice President and General Counsel
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, California 94089

      Re: Applied Micro Circuits Corporation
              Form 10-K for the fiscal year ended March 31, 2011
              Filed May 9, 2011
              File No. 000-23193

Dear Mr. Caraccio:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Tim Buchmiller

              Amanda Ravitz
              Assistant Director